July 6, 2011

Ms. Celeste Murphy

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549

Re:

Digagogo Ventures Corp.

Form 8-K/A

Filed June 9, 2011

File No. 333-166494

Dear Ms. Murphy:

Digagogo Ventures Corporation, a Delaware corporation (the “Company”), has received and reviewed your letter of June 16, 2011, pertaining to the Company’s Form 8-K/A (the “Filing”) as filed with the Securities & Exchange Commission (the “Commission”) on June 9, 2011.

Specific to your comments, our responses below are in addition to those filed via the Edgar system.

The following numbered responses correspond to those numbered comments set forth in the comment letter dated June 16, 2011.

General

1.

We note your response to comment one from our letter dated May 9, 2011.  We note that as of the date of this Form 8-K filing, you did not have the base technology necessary to develop any of your products, you had not finalized any limited liability licenses with respect to your sales and distribution network and you had not finalized any of the terms for the arrangements by which you will earn revenue.  Please provide additional analysis of how your existing operations support your conclusion that you are no longer a shell company.

RESPONSE:  As of the date of this Amended Current Report on Form 8-K/A, the Company has acquired the base technologies necessary to develop its DogoNet, DogoSearch and DogoPay products, as follows:

On June 27, 2011, the Company, Impact Technologies Inc., a wholly-owned subsidiary of the Company (“Impact”), and Swebby Inc. (“Swebby”) entered into an Asset Purchase Agreement whereby the Company acquired all of Swebby’s assets and intellectual property pertaining to the DogoNet software platform and hosting service, in exchange for five hundred thousand dollars ($500,000) cash and one million (1,000,000) shares of the Company’s common stock at a deemed price of $0.25 per share.

On July 5, 2011, the Company, Impact, and Blackswan Inventions Inc., a corporation incorporated pursuant to the federal laws of Canada (“Blackswan”), entered into an Asset Purchase Agreement whereby the Company acquired all of Blackswan’s assets and intellectual property pertaining to the DogoSearch software, in exchange for five hundred thousand dollars ($500,000) cash and one million (1,000,000) shares of the Company’s common stock at a deemed price of $0.25 per share.

On July 5, 2011, the Company, Impact and Banyan Tech Ventures Inc., a corporation incorporated pursuant to the federal laws of Canada (“Banyan”), entered into an Asset Purchase Agreement whereby the Company acquired all of Banyan’s assets and intellectual property pertaining to the DogoPay software, in exchange for two hundred fifty thousand dollars ($250,000) cash and five hundred thousand (500,000) shares of the Company’s common stock at a deemed price of $0.25 per share.

DIGAGOGO VENTURES CORP.

2011 Courtside Lane, Suite 101

Charlotte, NC 28270

Nonetheless, prior to entering into the foregoing agreements, the Company was already focused on the development of its products and the pursuit of strategic business relationships in furtherance of its business plan.  Specifically, the Company has been actively researching the market for its proposed products in anticipation of the now completed acquisition and the additional pending acquisitions since prior to April 14, 2011, the date of the original filing of the subject Form 8-K.  As part of this marketing research effort, Fernando Londe and Riley Wight have been focused on certain geographical areas as disclosed on the Form 8-K, as amended.  Indeed, Mssrs. Londe and Wight have significant experience in the IT field, and have been diligently working to develop the Company’s products, services, and brand.  Moreover, though the acquisition of the base technologies was not completed until recently, the Company was already working with the vendors of such technologies on integrating same into the Company’s business model and proposed product offering.   Based on the foregoing activities and transactions, the Company believes that it has had ongoing operations since at least April 14, 2011, thereby ceasing to be a “shell” company on such date.

Our Products, page 3

2.

We note your response to comment 19 from our letter dated May 9, 2011.  We note that you have not yet obtained the base technology for any of your products.  Therefore, please explain the basis for management’s belief that you will be able to develop products with all of the functions detailed in this section.

RESPONSE:  We have revised the Filing on page 5 to include the following language:

“Status of Our Products

As of the date of this Report, none of the Company’s products are fully developed or publicly available to consumers.  The development of our product line is contingent upon acquiring the base technologies for each of our products.  The base technologies provide the technical foundation for our products, reduce product development risks, and shorten the amount of time it will take to fully develop our products and introduce them into the market.

In regard to our DogoNet product, on June 27, 2011, the Company, Impact Technologies Inc., a wholly-owned subsidiary of the Company (“Impact”), and Swebby Inc. (“Swebby”) entered into an Asset Purchase Agreement whereby the Company acquired all of Swebby’s assets and intellectual property pertaining to the DogoNet software platform and hosting service, in exchange for one million (1,000,000) shares of the Company’s common stock at a deemed price of $0.25 per share and five hundred thousand dollars ($500,000) cash.

In regard to our DogoSearch product, on July 5, 2011, the Company, Impact, and Blackswan Inventions Inc., a corporation incorporated pursuant to the federal laws of Canada (“Blackswan”), entered into an Asset Purchase Agreement whereby the Company acquired all of Blackswan’s assets and intellectual property pertaining to the DogoSearch software, in exchange for five hundred thousand dollars ($500,000) cash and one million (1,000,000) shares of the Company’s common stock at a deemed price of $0.25 per share.

In regard to our DogoPay on July 5, 2011, the Company, Impact and Banyan Tech Ventures Inc., a corporation incorporated pursuant to the federal laws of Canada (“Banyan”), entered into an Asset Purchase Agreement whereby the Company acquired all of Banyan’s assets and intellectual property pertaining to the DogoPay software, in exchange for two hundred fifty thousand dollars ($250,000) cash and five hundred thousand (500,000) shares of the Company’s common stock at a deemed price of $0.25 per share.”

3.

We note your response to comment four from our letter dated May 9, 2011.  Please clarify who will develop and customize your products once you obtain the base technologies. We note that you intend to apply for trademark protection of DogoNet, DogoPay and DogoSearch within the next few months.  Please also disclose whether you intend to apply for any patent or other intellectual property protection for the programs themselves.

RESPONSE:  We have revised the Filing as follows:

Page 5:

“Currently, consultants of the Company are working on the development of our three products with the original developers of the base technologies.  Now that we have acquired the base technologies for DogoNet, DogoSearch and DogoPay, we will further develop and customize our products.  The development of all three products will be spearheaded by our newly appointed Chief Technology Officer, Kenneth J. Williams (“Mr. Williams”), who will be supported by additional consultants that we hire on an as-needed basis.  As of the date of this Report, the Company is in the process of negotiating the terms of a consultant agreement with Mr. Williams.  We anticipate that the DogoNet, DogoSearch and DogoPay products should be fully developed and available to consumers in approximately three months.”

Page 12:

“The Company intends to apply for trademark protection of its DogoNet, DogoPay and DogoSearch products within the next month.  Additionally, the Company has recently engaged in discussions with a patent attorney who has advised that our products are patentable.  Once our products are fully developed, we will apply for a patent for each of our three products.”

The Household Portal, page 3

4.

We note your response to comment nine from our letter dated May 9, 2011.  Please revise your disclosure to clarify who will pay the cash commission to your members.

RESPONSE:  We have revised the Filing on page 3 to include the following language:

“The household portal provides access for its members to securely log in and to buy, sell and share information among other household portals through the localized network.  Compared to other similarly perceived products, the unique feature of this product is the virtual storefront that is creates where members can buy and sell products and services through the network and share information about products and services with other household portals.  A member can directly sell products and services of local businesses to other household portals and receive a simple commission or other reward from such sales.  Additionally, a member can refer or advertise products and services of local businesses through that member’s household portal and earn a simple commission or other reward from sales that directly result from such referral or advertisement.  In either case, the commission or other reward will be paid to the member by the local business whose product or service is sold through the network.  The benefit to these local businesses in offering commissions and other rewards is that such rewards will provide an incentive for members to conduct sales of and promote the businesses’ products and services, which in turn will potentially lead to an increase in revenues for the businesses.

A member is able to sell, refer or advertise products and services of local businesses by publishing information about the products and services through a news stream that is part of the household portal.  The member has full control over which products, services and other information he chooses to publish through the news stream and once the information is published, it will appear on the household portals of those with whom that member is connected.  Similarly, members also have control over who they receive information from and the kind of information that they receive through their portal.  If a member sees a publication about a product or service on their household portal, clicks on the link to the publication, and makes a purchase from that link, the system will automatically connect that purchase to the member who published the information and will add the appropriate commission or reward to that member’s account.

Other than cash commissions, members who buy, sell and advertise products and services through their household portals may also be entitled to other rewards from the Company or from the local businesses that utilize the network.  Rewards offered by the Company may include such things as discounts on upgrades to the premium household portal, fewer fees for using the products and more.  The benefit to the Company in offering rewards to its members is that it encourages members to actively use the network for buying and selling goods, which in turn, leads to greater profits for the Company.  Rewards offered by the local businesses may include such things as gift certificates, airline miles, coupons, discounts, and more.”

5.

We note your statement on page four that the hierarchical structure will be different for each product and service that is purchased or sold through the network. Disclose who will determine the hierarchical structure for each product and service, including the nature and amount of commissions or other awards that will be earned by members with respect to the products and services.

RESPONSE:  We have removed all references to the “hierarchical structure” and have revised the Filing on page 3 to include the following language:

“The household portal provides access for its members to securely log in and to buy, sell and share information among other household portals through the localized network.  Compared to other similarly perceived products, the unique feature of this product is the virtual storefront that is creates where members can buy and sell products and services through the network and share information about products and services with other household portals.  A member can directly sell products and services of local businesses to other household portals and receive a simple commission or other reward from such sales.  Additionally, a member can refer or advertise products and services of local businesses through that member’s household portal and earn a simple commission or other reward from sales that directly result from such referral or advertisement.  In either case, the commission or other reward will be paid to the member by the local business whose product or service is sold through the network.  The benefit to these local businesses in offering commissions and other rewards is that such rewards will provide an incentive for members to conduct sales of and promote the businesses’ products and services, which in turn will potentially lead to an increase in revenues for the businesses.

A member is able to sell, refer or advertise products and services of local businesses by publishing information about the products and services through a news stream that is part of the household portal.  The member has full control over which products, services and other information he chooses to publish through the news stream and once the information is published, it will appear on the household portals of those with whom that member is connected.  Similarly, members also have control over who they receive information from and the kind of information that they receive through their portal.  If a member sees a publication about a product or service on their household portal, clicks on the link to the publication, and makes a purchase from that link, the system will automatically connect that purchase to the member who published the information and will add the appropriate commission or reward to that member’s account.”

Structured Licensing Program, page 6

6.

We note your response to comment five from our letter dated May 9, 2011 and your statement that your licensees will have the option to sell back their rights to you at an “appreciated value” after one year. You also note that these licenses will have a ten year term.  Please clarify why a licensee would choose to sell the license back to you prior to the expiration of its term and expand your disclosure to clarify how this would create “huge revenue potential” for you if you will be required to pay an appreciated value to buy back the license.

RESPONSE:  We have revised the Filing on page 6 to include the following language:

“The Company will retain an option to buy back the license rights from the licensee after one year, at twice the original price paid by the licensee for the license.  The Company will exercise this option if the sales and distribution network in that community is generating substantial revenues.  This option, if exercised, could create huge revenue potential for the Company because the portion of the sales that would have otherwise been paid to the licensee would now be paid to the Company, thereby increasing the Company’s profits.

The Company intends to sell licenses for terms of ten (10) years which shall automatically be renewed for an additional ten (10) year term.  The cost of the license shall be determined by the number of households within the geographic region to be covered by the license.  The geographic regions to be covered by these limited liability licenses are divided along municipality, county or city lines.  Larger cities may be divided into smaller communities with their own licenses.  We do not anticipate selling any of our licenses until we have fully developed our products and tested the commercial viability of our sales network.”

7.

We note your response to comments 15 and 28 from our letter dated May 9, 2011.  We also note your disclosure that the structure for the fees to be charged on sales made by licensees has not been finalized.  Please explain whether you intend to finalize these terms before you complete the sales of your licenses that you are currently negotiating.  In addition, clarify how you will be able finalize these licenses prior to the development of your products.

RESPONSE:  We have revised the Filing on page 5 to include the following language:

“Structured Licensing Program

The Company has a structured licensing program whereby it will sell limited liability licenses to local groups or organizations looking to invest in the sales and distribution network created by this inter-connectivity of households and to profit from the network within a selected geographical region or city.  The Company, in turn, will charge a certain fee on all sales generated by the licensee through this program.  At this time, the structure for the fees to be charged on sales made by the licensee has not been finalized.  The fee structure will be determined after the Company has had an opportunity to test, evaluate and troubleshoot the pilot sales and distribution network, gain a significant number of members, achieve market acceptance of its products and perform a trial license program.

The limited liability license grants to the licensee the exclusive right to commercialize a selected geographical region or city, meaning that the licensee has the exclusive right to use the Company’s technology to develop the business community in that geographical area by setting up household portals and connecting those portals into a network.  The licensee will receive a portion of the profits generated from the sale of products and services that are bought and sold through the network in the community to which the licensee subscribes.

The Company will retain an option to buy back the license rights from the licensee after one year, at twice the original price paid by the licensee for the license.  The Company will exercise this option if the sales and distribution network in that community is generating substantial revenues.  This option, if exercised, could create huge revenue potential for the Company because the portion of the sales that would have otherwise been paid to the licensee would now be paid to the Company, thereby increasing the Company’s profits.

The Company intends to sell licenses for terms of ten (10) years which shall automatically be renewed for an additional ten (10) year term.  The cost of the license shall be determined by the number of households within the geographic region to be covered by the license.  The geographic regions to be covered by these limited liability licenses are divided along municipality, county or city lines.  Larger cities may be divided into smaller communities with their own licenses.  We do not anticipate selling any of our licenses until we have fully developed our products and tested the commercial viability of our sales network.”

Subscription Fees, page 7

8.

Your disclosure indicates that you will need a “critical mass” of members before you will begin charging subscription fees.  Please revise your disclosure to quantify this term.

RESPONSE:  We have revised the Filing as follows:

Page 6:

“Subscription Fees

Initially, the Company will allow members to create a household portal and utilize the DogoNet, DogoSearch and DogoPay services for free.  However, once the Company has achieved active critical mass by getting large numbers of individuals and households to become members of its network, the Company will begin to generate recurring revenue by charging its users monthly subscription fees for using any of its products including the basic household portal.  Critical mass will be achieved when eighty percent (80%) or more of the population within that defined community or geographical region are members of the network.  The Company will also charge a subscription fee to members who want upgrades to the basic portal; the upgrades will offer greater functionality, more storage space for data, and additional premium features.  At this time, the structure for the subscription fees has not been finalized.”

Page 9:

“Marketing Strategy

The Company understands that time is of the essence in this technological age and that the Company must quickly bring awareness of its technology to the public purview.  The Company will strive to build enough active critical mass to allow the Company to eventually charge a fee to individual households utilizing the sales and distribution network.  Critical mass will be achieved when eighty percent (80%) or more of the population within that defined community or geographical region are members of the network.”

Security, page 13

9.

We note your response to comment seven from our letter dated May 9, 2011.  Please clarify whether you have already developed your cloud-based security technology.  Please indicate the nature of any proprietary rights you have in this technology and indicate the basis for your belief that it is “superior.”

RESPONSE:  We have revised the Filing on page 12 to include the following language:

“Furthermore, our products and networks will be supported by our cloud-based security technology, which we believe is one of the most advanced and robust technologies in the internet security industry because it protects confidential information through data encryption and allows management to virtually control information that is being disseminated through the household portals and networks.  Further, our cloud-based security technology will enable us to continuously update and enhance our capabilities to detect Internet security threats on a real-time basis. By utilizing this cloud architecture, we will be able to quickly discover, identify and respond to security risks remotely from any location, which traditional anti-virus software is unable to offer.  The cloud-based security technology is currently under development and is expected to be completed before our DogoNet, DogoPay and DogoSearch products are fully developed and available on the market.  The Company presently does not have any ownership rights in the cloud-based security technology.”

Liquidity and Capital Resources, page 23

10.

We note your response to comment 27 from our letter dated May 9, 2011.  Please tell us whether the anticipated expenses disclosed on page 23 include the acquisition of base technology for each of your products.

RESPONSE:  We have revised the Filing on page 20 to include the following language:

“In regards to the acquisition of the base technologies for our DogoNet, DogoPay, and DogoSearch products, we expect to incur the following expenses over the next year as follows:

Product	Expected Expenses	Date Due
DogoNet	$750,000 ($250,000 of the Company’s common stock and $500,000 cash)

The Common Stock and Cash shall be paid on the earlier of the following dates:

(i)  the 45th day following the closing of the asset purchase agreement;

(ii)  the date the Company completes a stock financing of no less than two million five hundred thousand dollars ($2,500,000.00), with the date of completion deemed to be the date that the funds from the stock financing are released to the Company without restrictions; or

(iii) the date that either the Company or Impact receives a non-refundable and fully released license fee of no less than five hundred thousand dollars ($500,000.00) pursuant to a license agreement to license DogoNet, whether in whole or in part or alone or together with other intellectual property.

DogoPay	$375,000 ($125,000 of the Company’s common stock and $250,000 cash)	The Common Stock shall be issued on December 31, 2011 The Cash shall be paid on December 31, 2011
DogoSearch	$750,000 ($250,000 of the Company’s common stock and $500,000 cash)

The Common Stock shall be issued on December 31, 2011

The Cash shall be paid as follows:

(i)  Fifteen thousand dollars ($15,000) on September 30, 2011;

(ii) One hundred twenty five thousand dollars ($125,000) on October 31, 2011;

(iii) One hundred eighty thousand dollars ($180,000) on November 30, 2011; and

(iv) One hundred eighty thousand dollars ($180,000) on December 31, 2011

Identification of Significant Employees, page 27

11.

We note your response to comment 30 from our letter dated May 9, 2011.  Please disclose whether, once the company earns revenues, Mr. Londe will be reimbursed for the salary he would have otherwise earned prior to such date.

RESPONSE:  We have revised the Filing on page 24 to include the following language:

“Identification of Significant Employees

On March 22, 2011, the Company entered into an Employment Agreement with Fernando Londe (the “Employment Agreement”).  Pursuant to the terms and conditions of the Employment Agreement, Mr. Londe shall serve as the Company’s President, Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer and Director for a term of five (5) years, unless earlier terminated per the Employment Agreement. In exchange, Mr. Londe shall receive a monthly salary of $2,000 and a one-time bonus of thirty million (30,000,000) shares of the Company’s common stock.  Due to the Company’s lack of revenues, Mr. Londe is currently not being paid his monthly salary.  However, once the Company begins to earn revenues, Mr. Londe will be reimbursed for the salary that he accrued prior to such date.”

In connection with the Company’s responding to the comments set forth in the June 16, 2011 letter, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and any related documents have also been filed via the Edgar system. Thank you for your courtesies.

Very truly yours,

DIGAGOGO VENTURES CORPORATION

/s/ Fernando Londe

By: Fernando Londe

Title: President and Chief Executive Officer